NEWS RELEASE

Ripple Lake Announces Investor Relations

& Board of Directors Appointments

Vancouver BC – February 17, 2006 – Robert R. Lipsett, President, Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to announce that the Company has retained Connect Capital Ltd. of Vancouver, British Columbia, to provide investor relations services.  Connect will be paid $5000 per month and have been engaged for a one year term.

The Company is also pleased to announce the appointment of Nell Dragovan and Ed Williams, C.A. to the Board of Directors.  Mr. Williams has over 45 years of experience in public accounting and was, at the time of his retirement, a Senior Audit Partner at one of the big four accounting firms.  Ms. Dragovan is a well known Canadian mining executive and financier.

Mr. Foo Chan, C.A. has resigned from the Board and will continue as the Company’s Chief Financial Officer.

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Ripple Lake's technical team is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists. For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.